ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
18 January to 28 February 2013

DATE	DETAILS
25 February 2013	Capital Group- Updated notification of interests (below 11%)

7 February 2013	Directors Interests-Share Incentive Plan-monthly update

1 February 2013	Voting rights and capital (end January issued share capital confirmed)

28 January2013	Voting rights and capital (transfer of shares from treasury)

18 January 2013	Voting rights and capital (transfer of shares from treasury)

Note: During the period ‘same day’ Forms 6-K were issued in respect of the following National Grid plc announcements:

28 February: National Grid announces agreement of RIIO price controls
29 January: Interim Management Statement for the period 1 October 2012 to 28 January 2013
24 January: Change of Company Secretary